Mail Stop 4561

August 3, 2007

Mr. Dale B. Shafer
Interim Chief Financial Officer
Oak Hill Financial, Inc.
14621 S.R. 93
Jackson, OH 45640

> **Re:** **Oak Hill Financial, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2006**
> **File No. 0-26876**

Dear Mr. Shafer:

We have reviewed your response dated July 31, 2007 and have the following comment.

Form 10-K/A for the Fiscal Year Ended December 31, 2006:

Item 9A – Controls and Procedures, page 35

1. We note that your response to comment one of our letter dated April 20, 2007 and your amended Form 10-K filed on July 31, 2007. Your revised disclosure continues to omit your principal executive and financial officers' actual conclusion regarding the effectiveness of the company's disclosure controls and procedures. Please file an amended Form 10-K that includes your officers' conclusion regarding disclosure controls and procedures as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K and Item 9A of Form 10-K.

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Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief